

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 10, 2010

<u>**Via U.S. mail and facsimile**</u>

Mr. Laurence A. Tosi
Chief Financial Officer
The Blackstone Group, L.P.
345 Park Avenue
New York, NY 10154

      RE: **Form 10-K for the year ended December 31, 2009**
             File No. 001-33551

Dear Mr. Tosi:

      We have completed our review of your Form 10-K and have no further comments at this time.

      If you have any questions regarding our review of your filing, you may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689.

                         Sincerely,

                         John Hartz
                         Senior Assistant Chief Accountant